                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 1)

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934



                   DAVIDSON DIVERSIFIED REAL ESTATE III, L.P.
                            (Name of Subject Company)

                   DAVIDSON DIVERSIFIED REAL ESTATE III, L.P.
                       (Name of Persons Filing Statement)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                                 (303) 757-8101
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                    COPY TO:

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                          Los Angeles, California 90071
                                 (213) 687-5000



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ITEM 1.           SECURITY AND SUBJECT COMPANY.

                  This Statement relates to units of limited partnership interest of DAVIDSON DIVERSIFIED REAL ESTATE III, L.P., a Delaware limited partnership (the "Partnership"), with its business address located at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222.

ITEM 2.           TENDER OFFER OF THE BIDDER

                  This Statement relates to a tender offer for units of the Partnership by ERP Operating Limited Partnership, an Illinois limited partnership with its business address located at Two North Riverside Plaza, Chicago, Illinois 60606.

ITEM 3.           IDENTITY AND BACKGROUND

         (a) The name and business address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

         (b)      Not applicable.

ITEM 4.           THE SOLICITATION OR RECOMMENDATION.

                  The general partner of the Partnership believes that each limited partner must make his or her own decision whether or not to participate in any offer, based upon a number of factors, including several factors that may be personal to the limited partner, such as the limited partner's financial position, the limited partner's need or desire for liquidity, the limited partner's preferences regarding the timing of when he or she might wish to sell his or her units, other financial opportunities available to the limited partner, and the limited partner's tax position and the tax consequences to the limited partner of selling his or her units. However, the general partner notes that if you wish to sell your units for cash, you should do so at the highest price. The general partner of the Partnership is an affiliate of AIMCO Properties, L.P.

ITEM 5.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  Not applicable.


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ITEM 6.           RECENT TRANSACTIONS AND INTENT WITH RESPECT TO
                  SECURITIES.

         (a) The information set forth in the in the Litigation Settlement Offer (the "Offer"), dated November 15, 1999, under "The Offer--Section 9. Background and Reasons for the Offer -- Comparison of Considerations to Alternative Consideration -- Prior Tender Offers" and "The Offer -- Section 13. Certain Information Concerning Your Partnership-- Beneficial Ownership of Interests in Your Partnership" is incorporated herein by reference. The Offer is included as Exhibit (a)(1) hereto.

         (b) Units held by AIMCO Properties, L.P. or its affiliates will not be tendered.

ITEM 7.           CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE
                  SUBJECT COMPANY.

         (a) - (b)        Not applicable.

ITEM 8.           ADDITIONAL INFORMATION TO BE FURNISHED.

                  The Offer and the Supplement to the Litigation Settlement Offer, dated December 16, 1999, are incorporated herein by reference. The Supplement is included as Exhibit (a)(4) hereto.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS

         (a)(1)   Litigation Settlement Offer, dated November 15, 1999 (Exhibit
                  (a)(1) to the Schedule 14D-1 of AIMCO Properties, L.P., dated November 15, 1999, is incorporated herein by reference).

         (a)(2) Letter dated December 16, 1999 of Davidson Diversified Properties, Inc. (Previously filed)

         (a)(3) Letter of Transmittal (Exhibit (a)(2) to Amendment No. 1 to the Schedule 14D-1 of AIMCO Properties, L.P., dated December 16, 1999, is incorporated herein by reference).

         (a)(4) Supplement to the Litigation Settlement Offer, dated December 16, 1999, (Exhibit (a)(4) to Amendment No. 1 to the Schedule 14D-1 of


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                  AIMCO Properties, L.P., dated December 16, 1999, is
                  incorporated herein by reference).

         (b)      Not Applicable.

         (c)      Not Applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 1999


                                         DAVIDSON DIVERSIFIED
                                         REAL ESTATE III, L.P.
                                                  a Delaware limited partnership


                                         By:      DAVIDSON DIVERSIFIED
                                                  PROPERTIES, INC.
                                                  ------------------------------
                                                  its General Partner


                                         By:      /s/ Patrick J. Foye
                                                  ------------------------------
                                                  Patrick J. Foye
                                                  Executive Vice President


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                                  EXHIBIT LIST


EXHIBIT NO.                         DESCRIPTION
-----------                         -----------

(a)(1)            Litigation Settlement Offer, dated November 15, 1999 (Exhibit
                  (a)(1) to the Schedule 14D-1 of AIMCO Properties, L.P., dated
                  November 15, 1999, is incorporated herein by reference).

(a)(2)            Letter dated December 16, 1999 of Davidson Diversified
                  Properties, Inc. (Previously filed)

(a)(3) Letter of Transmittal (Exhibit (a)(2) to Amendment No. 1 to the Schedule 14D-1 of AIMCO Properties, L.P., dated December
                  16, 1999, is incorporated herein by reference).

(a)(4)            Supplement to the Litigation Settlement Offer, dated December
                  16, 1999, (Exhibit (a)(4) to Amendment No. 1 to the Schedule
                  14D-1 of AIMCO Properties, L.P., dated December 16, 1999, is incorporated herein by reference).

(b)               Not Applicable.

(c)               Not Applicable.




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